Exhibit 99.1

Li Auto Inc. December 2024 Delivery Update

January 1, 2025

BEIJING, China, January 1, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 58,513 vehicles in December 2024, reflecting a 16.2% year-over-year increase. Total deliveries for the full year of 2024 reached 500,508 vehicles, bringing the Company’s cumulative deliveries to 1,133,872.

Li Auto’s December delivery represents a new monthly high. With this milestone, the Company has achieved annual deliveries of over 500,000 vehicles within just five years since its first delivery, setting the record for the fastest growth among premium auto brands in the Chinese market. The Company’s smart assistant, Li Xiang Tong Xue, is now available for download on mobile devices, extending the benefits of its intelligent capabilities to more users. In January, Li Auto will begin rolling out OTA update version 7.0, featuring an enhanced highway NOA built on an end-to-end architecture. This update will seamlessly integrate both city and highway NOA capabilities, providing end-to-end functionality across all driving scenarios powered by the Company’s full-stack, proprietary dual system, which integrates an end-to-end (E2E) model and a vision-language model (VLM). Additionally, Li Auto will introduce a first-of-its-kind intelligent reasoning visualization function, enabling drivers to understand the intelligent system’s decision-making and execution processes, promoting safer and more informed autonomous driving.

As of December 31, 2024, the Company had 502 retail stores in 150 cities, 478 servicing centers and Li Auto-authorized body and paint shops operating in 225 cities. The Company also had 1,727 super charging stations in operation equipped with 9,100 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com